UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ___ )

                           Titanium Metals Corporation
                            (Name of Subject Company)

                           Titanium Metals Corporation
                       (Names of Persons Filing Statement)

          6?% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                J. Landis Martin
                Chairman of the Board and Chief Executive Officer
                           Titanium Metals Corporation
                            1999 Broadway, Suite 4300
                                Denver, CO 80202
                                  303-296-5600
                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                 communications on behalf of the persons filing
                                   statement)

                                 With Copies to:

                               Thomas R. Stephens
                      Bartlit Beck Herman Palenchar & Scott
                                  1899 Wynkoop
                                    8th Floor
                                Denver, CO 80202
                                  303-592-3100

     __ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

     The subject company is Titanium Metals Corporation, a Delaware Corporation ("TIMET"). The address of the principal executive offices of TIMET is 1999
Broadway, Suite 4300, Denver, Colorado, and its telephone number is (303) 296-5600.

     The securities that are the subject of the tender offer are the 6?% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities (the "Securities," which have a trading symbol "TMCXP"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust (the "Trust"). There are currently 4,024,820 Securities outstanding. Each Security is convertible into 0.1339 shares of TIMET common stock, par value $.01 per share, and has a liquidation preference $50 (plus accrued and unpaid distributions) per Security. The Securities include the associated guarantee by TIMET. The address of the principal executive offices of the Trust is 1999 Broadway, Suite 4300, Denver, Colorado, and its telephone number is (303) 296-5600.

Item 2.  Identity and Background of Filing Person.

     The filing person is the subject company, TIMET. The address of the principal executive offices of TIMET is 1999 Broadway, Suite 4300, Denver, Colorado, and its telephone number is (303) 296-5600.

     This statement on Schedule 14D-9 relates to a tender offer made by Valhi, Inc., a Delaware corporation ("Valhi"), having a principal offices located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. Valhi's telephone number is (972) 233-1700. Valhi's common stock is listed for trading on The New York Stock Exchange under the symbol "VHI." Valhi has offered to purchase up to 1,000,000 of the Securities at a purchase price of $10.00 per Security, net to the seller in cash, upon the terms and subject to the conditions set forth in Valhi's Schedule TO, including all of the Schedules and Exhibits thereto, filed with the Securities and Exchange Commission ("SEC") on May 5, 2003 (the "Schedule TO") (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Securities with respect to which the Offer relates include the associated guarantee by TIMET.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

     Information contained on pages 26, 27 and 28 in TIMET's Proxy Statement dated April 4, 2003 and filed with the Securities and Exchange Commission ("SEC") on April 8, 2003 is incorporated herein by this reference.

Item 4.  The Solicitation or Recommendation.

     Neither TIMET, its board of directors nor any of its officers is expressing an opinion or making any recommendation to any holder of the Securities, and TIMET and all of such persons are remaining neutral toward the tender offer.

     TIMET believes that whether or not to tender such holder's Securities and, if so, how many Securities to tender is a personal investment decision for each holder, based on such holder's personal investment objectives. TIMET believes that each holder should discuss this investment decision with such holder's financial and tax advisors.

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

     To the best of TIMET's knowledge after reasonable inquiry, and except for the ownership of Valhi and related persons or entities as described in Valhi's Schedule TO dated and filed with the SEC May 5, 2003, J. Landis Martin, TIMET's Chairman of the Board and Chief Executive Officer is the only executive officer, director, affiliate or subsidiary of TIMET that owns, of record or beneficially, any of the Securities. To the best of TIMET's knowledge after reasonable inquiry, neither Mr. Martin nor any of the persons or entities affiliated with Valhi intends to tender or sell the Securities held of record or beneficially owned by such person or entity in the Offer.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

     No persons or classes of persons will be directly or indirectly employed, retained, or compensated by TIMET to make solicitations or recommendations in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company.

     Neither TIMET nor any executive officer, director, affiliate or subsidiary of TIMET has engaged in any transactions in the Securities during the 60 days prior to the date of this statement on Schedule 14D-9.

Item 7.  Purposes of the Transaction and Plans or Proposals.

     Except as described in this Schedule 14D-9, TIMET is not undertaking and has not engaged in any negotiations, or entered into any transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relate to: (i) a tender offer or other acquisition of any of TIMET's securities or the Trust's Securities by TIMET, any of its subsidiaries or any other person; any extraordinary transaction, such as a merger, reorganization or liquidation, involving TIMET or any of its subsidiaries; any purchase, sale or transfer of a material amount of assets of TIMET or any of its subsidiaries;
(ii) any material change in the present dividend rate or policy, or indebtedness or the capitalization of TIMET; or (iii) the delisting of TIMET's common stock from The New York Stock Exchange, the termination of the registration of TIMET's common stock under the Exchange Act or the suspension of TIMET's obligations to file Exchange Act reports or any change in TIMET's governing documents, or those of TIMET Capital Trust I, that could impede a change in control of such entity.

     However, TIMET may evaluate and consider and, from time to time, seek to acquire Securities through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price paid in the Offer. The decision to purchase Securities will depend upon many factors, including the market price of such Securities, the results of the Offer, the business and financial position of TIMET and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to holders than the terms of the Offer. TIMET has no present intention of acquiring any Securities.

Item 8.  Additional Information.

     Based upon information obtained from NASDAQ's website and from Bloomberg, the only reported trades of the Securities within the past 60 days occurred on March 7, 2003 for 53,600 Securities at $15.540 per Security, March 10, 2003 for 300 Securities at $2.25 per Security, on April 24, 2003 for 100 Securities at $17.00 per Security and on May 2, 2003 1,000 Securities at prices ranging between $17.00 and $11.75 per Security

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

Item 9.  Exhibits.

(1)  Press release of TIMET dated May 7, 2003.

(2) Proxy Statement of TIMET dated April 4, 2003 and filed with the SEC on April 8, 2003, pages 26, 27 and 28.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Joan H. Prusse
                                        ______________________________________
                                        (Signature)

          Joan H. Prusse, Vice President, General Counsel and Secretary

                                   May 7, 2003




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


                                  EXHIBIT INDEX


Exhibit No.                Description

(1)  Press release of TIMET dated May 7, 2003.

(2) Proxy Statement of TIMET dated April 4, 2003 and filed with the SEC on April 8, 2003, pages 26, 27 and 28.





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

                                                                    Exhibit (1)

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE:                               CONTACT:

Titanium Metals Corporation                          Bruce P. Inglis
1999 Broadway, Suite 4300                            Vice President--Finance
Denver, Colorado 80202                                 and Corporate Controller
                                                    (303) 296-5600

          VALHI, INC. COMMENCES TENDER OFFER FOR CONVERTIBLE PREFERRED
          -------------------------------------------------------------
                      SECURITIES OF TIMET CAPITAL TRUST I
                      -----------------------------------

     DENVER, COLORADO . . . May 7, 2003 . . . Titanium Metals Corporation (NYSE:
TIE) announced that on May 5, 2003, Valhi, Inc. (NYSE: VHI) commenced a tender offer to purchase up to 1,000,000 of the 6?% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities (trading symbol: "TMCXP") issued by TIMET Capital Trust I. The tender offer is at a net price of $10 per security. The securities include the associated guarantee by TIMET. There are currently 4,024,820 securities outstanding. Each security is convertible into 0.1339 shares of TIMET common stock, par value $.01 per share.

     The tender offer expires at 12:00 midnight New York time on June 2, 2003, unless extended by Valhi. The terms and conditions of the tender offer appear in Valhi's Offer to Purchase dated May 5, 2003, and the related Letter of Transmittal. Copies of these documents are being mailed to holders of the securities and are also available on the website of the Securities and Exchange Commission at www.sec.gov. Completion of the tender offer is conditioned upon certain terms and conditions described in the Offer to Purchase. Subject to applicable law, Valhi may waive any condition applicable to the tender offer, and Valhi may extend or otherwise amend the tender offer.

     Based on a review by TIMET's non-employee directors not related to Valhi, TIMET has determined that neither TIMET, its board of directors nor any of its officers will express an opinion or make any recommendation to any holder of the securities, and TIMET and all of such persons will remain neutral toward the tender offer. TIMET believes that a holder's decision on whether or not to tender such holder's securities and, if so, how many securities to tender, is a personal investment decision for each holder, based on such holder's personal investment objectives. TIMET believes that each holder should discuss this investment decision with such holder's financial and tax advisors.

     TIMET recommends that holders of the securities read the TIMET board's solicitation/recommendation statement regarding the proposed Valhi tender offer, which has been filed by TIMET with the Securities and Exchange Commission and is being mailed to all holders of the securities. Holders may obtain, without charge, a copy of the solicitation/recommendation statement filed with the SEC on the SEC's internet site at www.sec.gov. Holders may also obtain, without charge, a copy of the solicitation/recommendation statement by calling TIMET's investor relations department at (303) 296-5600 or by calling Innisfree M&A Incorporated, toll-free at (888) 750-5834.

        TIMET, headquartered in Denver, Colorado, is a leading worldwide producer of titanium metal products. Information on TIMET is available on the Internet at www.timet.com.

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